VIA EDGAR

May 7, 2020

Securities and Exchange Commission

Re: Gildan Activewear Inc.
Form 6-K Report of Voting Results
filed on April 30, 2020

Please be advised that the report of voting results filed on EDGAR on April 30, 2020 has been updated to the attached report of voting results filed in this submission.

Please disregard the report of voting results filed on April 30, 2020.

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

May 7, 2020

Subject:	Gildan Activewear Inc. (the “Corporation”) Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the virtual annual meeting of shareholders of the Corporation held on April 30, 2020 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 165,446,059 common shares or 83.48% of the 198,186,957 shares outstanding on the March 4, 2020 record date for the Meeting.

1.Election of Directors

An electronic ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

William D. Anderson	153,647,949	95.16	7,811,910	4.84
Donald C. Berg	160,807,251	99.60	652,611	0.40
Maryse Bertrand	158,882,509	98.40	2,577,354	1.60
Marc Caira	159,511,698	98.79	1,948,161	1.21
Glenn J. Chamandy	161,237,952	99.86	221,992	0.14
Shirley E. Cunningham	159,624,692	98.86	1,835,170	1.14
Russell Goodman	157,795,538	97.73	3,664,324	2.27
Charles M. Herington	159,621,488	98.86	1,838,375	1.14
Luc Jobin	160,697,888	99.53	761,974	0.47
Craig A. Leavitt	160,271,468	99.26	1,188,394	0.74
Anne Martin-Vachon	160,186,181	99.21	1,273,682	0.79

2.Adoption and Ratification of Shareholder Rights Plan

An electronic ballot was conducted with respect to the adoption and ratification of the Shareholder Rights Plan. According to proxies received and ballots cast, the Corporation’s adoption and ratification of the Shareholder Rights Plan was approved with the following results:

Adoption and Ratification of Shareholder Rights Plan	VOTES FOR	%	VOTES AGAINST	%

	143,572,591	88.94	17,857,325	11.06

3.Adoption of an Advisory Vote on Executive Compensation

An electronic ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, the Corporation’s approach to executive compensation was approved with the following results:

Advisory Vote on Executive Compensation	VOTES FOR	%	VOTES AGAINST	%

	155,438,974	96.27	6,020,888	3.73

4.Appointment of Auditors

An electronic ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

Appointment of Auditors	VOTES FOR	%	VOTES WITHHELD	%

	154,335,739	93.28	11,110,238	6.72

Yours truly,

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary